U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                                 Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


              Commission File Number


                   PACIFIC HEALTH CARE ORGANIZATION, INC.
              (Name of Small Business Issuer in its charter)


          UTAH                                               87-0285238
-------------------------------                        --------------------
(State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                         Identification No.)


51 Harbor Ridge Drive, Newport Beach, CA                            92260
-----------------------------------------                        ----------
(Address of principal executive Offices)                         (Zip Code)


            Issuer's telephone number:       (949) 721-8272
                                       -------------------------


        Securities to be registered under Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered

            N/A                                         N/A
          -------                                     -------

        Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                  --------
                             (Title of Class)



                             TABLE OF CONTENTS


PART I.

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . .3

Item 2.   Plan of Operations . . . . . . . . . . . . . . . . . . . . . . .8

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . .9

Item 4.   Security Ownership of Certain Beneficial
          Owners and Management. . . . . . . . . . . . . . . . . . . . . .9

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . . . . . . . . 11

Item 6.  Executive Compensation. . . . . . . . . . . . . . . . . . . . . 14

Item 7.  Certain Relationships and Related Transactions. . . . . . . . . 15

Item 8.  Description of Securities . . . . . . . . . . . . . . . . . . . 15


PART II.

Item 1.   Market Price of and Dividends on the Company's
          Common Equity and Other Shareholder Matters. . . . . . . . . . 18

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . 19

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . 19

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . 19

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . 20

PART F/S

          Index to Financial Statements. . . . . . . . . . . . . . . . . 22

PART III.

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . 33

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34



                                   PART 1

ITEM 1.   DESCRIPTION OF BUSINESS

HISTORY OF THE COMPANY

     Pacific Health Care Organization, Inc. (the "Company") was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on September 26, 2000, to effect a seventy-five for one reverse split, and to change the authorized common stock to 50,000,000 shares, par value of $0.001. The Company later amended its Articles of Incorporation on October 30, 2000, changing its name to Immunoclin International, Inc. Due to complications in the proposed business, the Company again amended its Articles of Incorporation on January 31, 2001, changing its name to Pacific Health Care Organization, Inc. In connection with the last name change, a new board of directors was put in place and new management was appointed.

     The Company has had limited business operations since the early 1990's, has not generated any significant revenues and is considered to be a 'development stage company'. Management believes that the Company has identified a significant opportunity within the Workers' Compensation industry in the state of California.

     On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. Medex is now a wholly owned subsidiary of the Company. In addition, the Company formed Workers Compensation Assistance, Inc. ("WCA") on August 14, 2001 which is also a wholly owned subsidiary. WCA does not have any operations to date, and the principal business of the Company is the business of Medex.

INDUSTRY BACKGROUND

     The California legislature passed Assembly Bill 110 ("AB 110" or the "bill") in July of 1993 and later deregulated the premiums paid by employers for Workers' Compensation insurance. These two events have given rise to the business of the Company.

     AB 110 was a collaboration of efforts from both employers and organizations, such as plaintiffs' attorneys who represent injured workers, in an effort to curtail employers from leaving the state due to escalating Workers' Compensation costs. The bill addresses the problem of rising medical costs associated with poor quality care to the injured worker. Two of the major problems with the existing system, as identified by the legislature, were fraud and the lack of a managed care program that allowed control of the quality of medical care of an injured worker beyond thirty days. As a result, the bill created a new health care delivery body to solve the unique medical and legal issues of Workers' Compensation. These new entities are called Health Care Organizations ("HCO"). The HCOs are networks of health care professionals specializing in the treatment of workplace injuries and in back-to-work rehabilitation and training.


                                     3


     HCOs were created to appeal to employees, while providing substantial savings to employers. This is accomplished by providing high quality medical care and increasing the length of time employers are involved in the medical care provided to injured workers. The increased length in control should translate into a decreased incidence of fraudulent claims and disability awards and is also based upon the notion that if there is more control over medical treatment there will be more control over costs, and subsequently, more control over getting injured workers back on the job.

     In addition, the legislature requires that employers who use HCOs give employees a choice of HCOs or managed care physicians for treatment. It is anticipated that this will increase quality and give employees a fair say in their treatment.

     Prior to the passing of the bill, premiums paid by employers were fixed by law at a rate that was only dependent on the occupation of the workers covered under the policy. An additional measure enacted by the California legislature deregulated the premiums paid by employers. This encouraged competition for market share of the Workers' Compensation insurance business. The increased competition drove premiums to lower levels which are no longer sustainable. This is forcing insurance companies to hike premiums. Drastically rising premiums are forcing employers to search for alternative Workers' Compensation programs such as the HCOs created by AB 110.

CERTIFICATION PROCESS

     All applications for HCO certification are processed by the California Department of Industrial Relations ("DIR"). The application process is time consuming, with each providing detailed descriptions of their entire organization and planned methods of operation.

     The applicant for the HCO licence must then develop a contracted network of providers for all of the necessary medical services that injured workers need. This network must be developed to the satisfaction of the DIR. Given the wide range of medical providers needed over a large geographical area, this is a significant undertaking. The network of providers must be under contract with the HCO applicant and be willing to provide the various services in their specialty. All contracts must be approved by the DIR so as to assure the best of care will be provided to the injured worker.

     Next, the HCO applicant must develop committees of providers that will ensure the injured worker receives the best of care. This requirement includes the development of Quality Assurance, Utilization, Work Safety, Educational and Grievance committees.

     Finally, an HCO applicant must demonstrate to the DIR's satisfaction that it has the resources necessary to manage and administer a large network of providers. In order to establish the HCO applicants ability to administer a network, it requires the applicant to furnish the details of its operating system to the DIR in writing.


                                     4


BUSINESS OF THE COMPANY

     The Company is in the business of managing and administering Health Care Organizations. As mentioned previously, these HCOs are networks of medical providers established to serve the Workers' Compensation industry. The California legislature mandated that injured workers be given a choice between at least two HCOs. The Company recognized early on that two HCO certifications are necessary to be competitive. Instead of aligning with a competitor, the Company elected to go through the lengthy application process with the DIR twice and has subsequently received certification to operate two separate HCOs. These two licenses to operate HCOs are the most valuable assets of the Company considering the time, cost and effort it takes to obtain certification. Specifically, the Company offers the injured worker a choice of enrolling in an HCO with a network managed by primary care providers requiring a referral to specialists or a second HCO where injured workers do not need any prior authorization to be seen and treated by specialists.

     The two HCO certifications obtained by the Company cover seven counties in southern California containing over nine million workers, approximately 52% of the states workforce. This geographical area has a multi-billion dollar annual medical and indemnity Workers' Compensation cost. The two HCO networks have contracted over 1,300 providers, 62 hospitals, 200 pharmacies, rehabilitation centers and other ancillary services making the Company's HCOs capable of providing comprehensive medical services throughout this region. The Company is developing these networks and further extending its Workers' Compensation business into a statewide entity.

     The Company is currently in discussions with brokers of health insurance and with representatives of larger employers. Based on potential cost savings to employers and the large workforce in the seven counties where the Company is licensed , approximately nine million workers, the Company expects that a significant number of employers will sign contracts paying the Company approximately $5.50 per month per
enrolled worker.   The Company does not anticipate large capital
expenditures. Rather, it has contracted with many medical providers, and therefore, equipment such as x-ray machines are not paid for by the Company. The Company will have fixed costs such as liability insurance and other usual costs of running an office.

PHYSICIANS

     The Company strives to select physicians known for excellence and experience in providing Workers' Compensation care. Two of the Company's founders have been active in the southern California medical community for many years, and as a result, the Company has been able to recruit physicians with superlative credentials and reputations.

     The Company has also recruited physicians and allied health workers who reflect the ethnic and cultural diversity of California, thus enabling injured workers to readily find a physician who speaks their native tongue. The Company has contracts with over 200 primary care Hispanic physicians, 100 primary care African-American physicians, and many other minority physicians. The Company believes this is a benefit for injured workers and will assist in ensuring a prompt return to the workplace. To date the Company has contracted with approximately 2,000 physicians.

                                     5



HCO COMMITTEES

     The Company has organized seven committees in compliance with AB 110 in order to provide the best possible care to injured workers. The following briefly describes each committee:

Quality Assurance.
------------------
As the name implies this committee is charged with the responsibility of monitoring the quality of care that the HCO providers are delivering to the employees. The Company's Quality Assurance committee consists of fifteen separate functioning entities. The ultimate oversight and responsibility for this committee will be maintained by the Medical Director.

Utilization Review.
-------------------
This committee is responsible for monitoring Provider/Enrollee utilization of health care services under the plan. The activities will be reflected in reports documenting examinations of procedures, provider use patterns and other matters. This committee is comprised of seven provider physicians.

Case Management.
----------------
The Case Management committee ("CMC") is charged with working with both the injured worker and the employers to coordinate return to work issues. For example, seeking light duties for an injured worker rather than allowing a protracted period of disability. The Company's ability to compress the time frame between an injured worker's first report of injury and return to work is the most critical factor in the management of Workers' Compensation care. The number of work days the employee misses due to disability translates into great costs to the employer, through medical costs, loss of productivity, the need to hire temporary help and disability insurance indemnity payments. The case worker will become an intermediary between the physician, employer and employee by coordinating the return of the worker to a position he or she is capable of carrying out while recovering.

Work Safety.
------------
The Company believes that the best method to treat work related injuries is to prevent them from occurring. This committee is a workplace safety conditions and health committee, which will make suggestions for ways to improve workplace conditions and to promote healthy habits. This committee will promote safety and health by providing training workers and employers in methods of avoiding work place injuries. For instance, training may include safe methods to lift heavy objects, proper use of safety equipment and safe operation of machinery. In addition, if agreeable to employer and employee, the Company will provide drug and alcohol testing in an attempt to mitigate injuries that may be caused by these problems. Furthermore, the Company may provide anonymous referral service for drug and alcohol treatment services.

                                     6

Grievance.
----------
This committee shall inform employees upon enrollment and annually thereafter of procedures for processing and resolving grievances. This will include the location and telephone number where grievances may be submitted and where complaint forms will be available to employees. The Company will establish procedures for continuously reviewing the quality of care, performance of medical personnel and utilization of services to prevent causes for complaint.

Provider Licensing & Performance Review.
----------------------------------------
Contracting with a high quality professional staff is critical in creating a Workers' Compensation health care delivery system because in Workers' Compensation the physician performs additional unique tasks. A Workers' Compensation physician must understand the requirements of a patient's job to make informed return-to-work recommendations and the physician needs to know how to make impairment ratings and be willing to testify in disputed cases. In addition, the physician must be a healer and patient's advocate. These additional demands make it necessary to use different criteria to select Workers' Compensation physicians. The Company will monitor the performance of network physicians. Physicians who produce high quality cost effective health care will be provided with more patients, while physicians who do not will be eliminated from the network.

Physicians' Continuing Education.
---------------------------------
Physicians will be trained in the latest theories and techniques in treating workplace injuries. Protocols and treatment plan suggestions will be distributed to providers on the basis of results of outcome studies.

HOSPITALS

     The Company has been successful in creating relationships with some of the premier medical centers of Southern California. Among the major hospitals the Company has developed relationships with UCLA Medical Center, Cedars-Sinai Medical Center, USC Medical Center and UC San Diego Medical Center. The Company believes the name recognition of these institutions will aid the Company in competing for business. While the Company has not executed binding agreements with these hospitals, they have agreed to allow the Company to list them in its HCO plans because of the Company's relationship with them.

ANCILLARY SERVICES

     The Company has contracted a full range of ancillary services to cover all requirements of the California Department of Corporations and Department of Industrial Relations. This includes interpreter services, ambulances, physical therapy, occupational therapy, pharmacies and much more. The ancillary services are vital to ensure there is a complete network capable of independently providing all care that may be necessary.

COMPETITION

     Competition in the area of workers' compensation is intense. The largest competitors of the Company are the traditional worker's compensation insurance funds. Although the Company feels it has positioned itself to be one of the first commercial enterprises capable of offering HCO services, there are new companies that are currently setting up similar services as the ones being offered by the Company. Many of these competitors may have greater financial, research and marketing experience and resources than the Company, and will represent substantial long-term competition for the Company.

                                     7


EMPLOYEES

     The Company, through its subsidiary, currently has five full time employees and ten part-time employees. In addition, the officers and directors work on a part time, as needed, basis with no commitment for full time employment. Over the next twelve months, the Company anticipates hiring an additional six full time and three part time employees as needed and as revenues and operations warrant the additional employees.

REPORTS TO SECURITY HOLDERS

     Approximately sixty days after the filing of this registration statement on Form 10-SB, the Company will be subject to reporting requirements and will subsequently file annual and quarterly reports with the Securities and Exchange Commission ("SEC") in accordance with the reporting requirements. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will be an electronic filer and the SEC maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov

ITEM 2:   MANAGEMENTS DISCUSSION & ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 2002, the Company had cash on hand of $166,902 compared to $164,136 at the December 31, 2001 year end. The Company raised $63,000 during 2001 in a private stock offering and as a subsequent event to the financial statements has converted a loan in the amount of $345,982 to equity. The Company does not anticipate doing any offerings over the next twelve months. The majority of the funds from the offering and the loan have been, and will be, used to cover operating expenses. Over the next twelve months, the Company anticipates that its main source of capital will be revenues, and that these revenues will be sufficient to cover operating expenses. Therefore, the Company does not anticipate needing to find other sources at this time. If the Company's revenues, however, do not exceed operating expenses then the Company will need to find other sources of capital to continue operations. The Company would then seek additional capital in the form of debt and equity. While the Company believes that it is capable of raising additional capital, there is no assurance that the Company will be successful in locating other sources of capital on favorable terms or at all.

                                     8



RESULTS OF OPERATIONS

     The first revenues were realized by the Company in January of 2002 in the amount of approximately $12,000 and increased steadily to approximately $68,000 in August. As of June 30, 2002 the Company generated revenues in the amount of $226,026 resulting in a net profit in the amount of $29,134 compared to a loss of $235,297 for the year ended December 31, 2001. The Company expects to continue to be profitable and to report a net profit for fiscal 2002. The change in the profitability is the result of the commencing of operations of the Company's subsidiary operation in Long Beach, California.

PLAN OF OPERATIONS

     Over the next twelve months the Company plans to continue to focus its efforts on increasing enrollment throughout southern California. The Company may also begin ramping up efforts to enroll employers in other areas of California. The Company will maintain and continue to establish relationships with doctors, nurses and other ancillary services who have experience in the workers' compensation industry. These relationships are vital to the success of the Company as these people and services will help up keep costs down by ensuring proper care.

     It is anticipated by the Company that revenues and enrollment will continue to increase at a rate similar to the last six months for the next twelve months. Although there can be no assurance, the Company anticipates revenues of approximately $350,000 per month by the end of fiscal 2003. The Company plans to hire additional employees as they are needed to meet any increase in enrollment.


ITEM 3:   DESCRIPTION OF PROPERTY

PROPERTY & FACILITIES

     The Company's president has allowed the Company to utilize approximately 300 square feet of his office space at no charge. The Company anticipates to be able to continue to use this space on the same terms for the next twelve months. The executive offices are located at Newport Beach, California. The Company's also leases office space in Long Beach, California through its wholly owned subsidiary Medex, where approximately 1200 square feet are leased for $2,000 per month. This lease expires in April of 2004 and can be renewed at the option of the Company. The Company anticipates needing an additional 2,000 square feet of office space in Long Beach, California, over the next twelve months. The Company believes that it will have no trouble securing additional office space at rates comparable to what it currently pays. The Company does not own or lease any other property.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The term "beneficial owner" refers to both the power of investment and the right to buy and sell shares of PHCO. It also refers to rights of ownership or the right to receive distributions from PHCO and proceeds from the sale of PHCO shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.

                                     9

Type of                                         Amount & Nature of
Security   Name and Address                     Beneficial Ownership     % of Class
--------   ----------------                     --------------------     ----------
Common     Tom Kubota (1) (2)                   2,123,972                19.46%
           51 Harbor Ridge Drive
           Newport Beach, CA 92260

Common     Nanko Investments (2)                1,702,305
           15.60%
           51 Harbor Ridge Drive
           Newport Beach, CA 92260

Common     Rudy LaRusso (1)                       300,000                2.75%
           218 Homewood Road
           Los Angeles, CA 90049

Common     Peter G. Alexakis (1)                1,083,333                9.93%
           2001 Santa Monica Blvd Suite 1190W
           Santa Monica, CA  90404

Common     Tom Roush                            1,083,333                9.93%
           20457 Kesley St
           Canyon Country, CA  91351

Common     Marvin Teitelbaum                    1,083,333                9.93%
           354 Homewood Road
           Los Angeles, CA  90049

Common     William Rifkin                       1,083,333                9.93%
           11820 Mayfield Ave #106
           Brentwood, CA  90049

Common     Janet Zand                           1,083,333                9.93%
           1505 Rockcliff Road
           Austin, TX  78796

Common     Donald P. Balzano                    1,083,335                9.93%
           5422 Michelle Drive
           Torrance, CA  90503

Common     Manfred Heeb                           845,982                7.75%
           Meierhofstr Point 121
           Treisen, Liechtenstein Fl-9495
------------------------------------------------------------------------------------
All officers and directors                      3,507,305                32.15%
as a group (3 persons)
====================================================================================
           TOTAL                                9,769,954                89.55%
------------------------------------------------------------------------------------

     (1) Officers and/or directors of PHCO.

     (2) Tom Kubota is the president of Nanko Investments, Inc., and might be considered to be a beneficial owner of shares held by Nanko Investments, Inc. Therefore, shares that are registered in the name of Nanko
Investment, Inc., are counted as shares owned by Tom Kubota.

                                     10




CHANGE IN CONTROL

     To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL  PERSONS.

     The following table sets forth the Company's directors, executive officers, promoters and control persons, their ages, and all offices and positions held within PHCO. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.


Name              Age      Position                    Management Since
----                       --------                    ----------------

Tom Kubota        62       President, Director         September 2000

Rudy LaRusso      64       Secretary, Director         September 2000

Peter Alexakis    68       Director                    February 2001


     The following sets forth certain biographical information relating to the Company's Officers and Directors:

                                     11


     TOM KUBOTA, AGE 62. Mr. Kubota has thirty years of experience in the investment banking, securities and corporate finance field. He held the position of Vice President at Drexel Burnham Lambert; at Stem, Frank, Meyer and Fox; and at Cantor Fitzgerald. Mr. Kubota is the president of Nanko Corporation, which specializes in capital formation services for high technology and natural resources companies. He has expertise in counseling emerging public companies and has previously served as a director of both private and public companies. For the last five years, Mr. Kubota has been primarily engaged in running his consulting firm Nanko Investments, Inc.

     RUDY LA RUSSO, AGE 64. Mr. La Russo graduated from Dartmouth College where he was awarded the Rafer Johnson Award, an annual award presented to a top scholar-athlete. He also attended the Amos Tuck Business School. He served as Vice President of Chanco Medical Industries and subsequently the CEO of Carex International Inc., an operator of convalescent hospitals.
For the last five years he has primarily served as President of La Russo & Assoc., Inc., where he directs his consulting firm in investment advice for professional athletes and development stage companies.

     PETER G. ALEXAKIS, M.D., AGE 68. Dr. Alexakis attended pre-medical school at the University of California at Los Angeles from 1951 to 1954 after which he went on to Medical School at the University of California at San Francisco graduating in 1957. Dr. Alexakis did an internship and residency at the Veterans Administration Hospital from 1958 to 1961. He received board certification in 1962 and 1965 and is a member of the American Medical Association and the American Academy of Orthopaedic Surgeons. From 1963 to the present Dr. Alexakis has been an assistant clinical professor of orthopaedic surgery at the UCLA School of Medicine. Although Dr. Alexakis helped to found Medex Healthcare, Inc.,in 1994, in the past five years his primary business activities have been practicing medicine.


KEY EMPLOYEES/ADVISORS

     DONALD P BALZANO. CEO OF MEDEX HEALTHCARE, INC. (WHOLLY OWNED SUBSIDIARY OF THE COMPANY). Mr. Balzano is a graduate of the UCLA School of Law and is a member of the State Bar of California. From 1979 through 1990 he was the president of Western Medical Review and Care Resources, Inc. From 1990 through 1995 he founded Balzano & Associates which focused on medical and legal delivery systems for workers' compensation programs and he held the position of vice president and general counsel for Keenan & Associates where he was responsible for corporate legal activity and for creation of a workers' compensation defense attorney and managed medical care program. From 1996-2001 Mr. Balzano served as the president and CEO of Priority CompNet, a California workers' compensation health care organization. Mr. Balzano has been with the Company since 2001. He has brought a unique combination of legal and medical expertise to the Company.


INVOLVEMENT IN LEGAL PROCEEDINGS

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

                                     12




     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


                                     13


ITEM 6.   EXECUTIVE COMPENSATION.

     The following chart sets forth the compensation paid by the Company to each Officer and Director and its other most highly compensated executive officers whose total salary and bonus exceeded $100,000.00 for the last two fiscal years, and the planned compensation during the remainder of the current fiscal year. No officer or director had a salary and bonus during the fiscal years ended December 31, 2001 or 2000 that exceeded $100,000.00 for services rendered in all capacities to the Company.

                              SUMMARY COMPENSATION TABLE

                                                    Long Term         Compensation
                                                    Awards            Payout
Name and                                            Restricted
Principal                       Bonus    Compen     Stock    Options  LTIP   Compen
Position        Year   Salary   $        sation     Awards   /SARs    Payout sation

Tom Kubota      2002   -0-      -0-      -0-        -0-      -0-      -0-    -0-
President       2001   -0-      23,000   35,000(1)  -0-      -0-      -0-    -0-
Director        2000   -0-      -0-      -0-        -0-      -0-      -0-    -0-

Rudy LaRusso    2002   -0-      -0-      -0-        -0-      -0-      -0-    -0-
Secretary       2001   -0-      -0-      -0-        -0-      -0-      -0-    -0-
Director        2000   -0-      -0-      -0-        -0-      -0-      -0-    -0-

Peter Alexakis  2002   -0-      -0-      -0-        -0-      -0-      -0-    -0-
Director        2001   -0-      -0-      -0-        -0-      -0-      -0-    -0-
                2000   -0-      -0-      -0-        -0-      -0-      -0-    -0-

Donald Balzono  2002   104,000  -0-      -0-        -0-      -0-      -0-    -0-
Director        2002   -0-      -0-      -0-        -0-      -0-      -0-    -0-
                2001   -0-      -0-      -0-        -0-      -0-      -0-    -0-


     (1) Tom Kubota provided consulting services to the Company through Nanko Investments, Inc., his private consulting business. This amount represent funds paid by the Company to Nanko Investments, Inc. These services were provided on terms at least as favorable as could have been negotiated with an independent third party.

     No other compensation has been paid directly or accrued to any other officer or director of the Company to date. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

     Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.


                                     14



EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENT

     The Company has no employment agreements with its employees or executive officers. In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company or a change in the executive officer's responsibilities after a change in control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company does not anticipate engaging in any additional significant
dealings with affiliates.   If, however, there are dealings with related
parties in the future, the Company will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

ITEM 8.   DESCRIPTION OF SECURITIES

DESCRIPTION OF COMMON STOCK.

     The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock and currently has approximately 10,908,982 shares issued and outstanding on a fully diluted basis as of the date of this registration statement. The Company has reserved from its authorized but unissued shares a sufficient number of shares of common stock for issuance of the common stock underlying warrants and options fo the Company.

     The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. The former Medex Healthcare, Inc. (a wholly owned subsidiary of the Company) shareholders, consisting of five individuals, have entered into a Voting Trust Agreement which limits their common stock voting rights from February of 2001 through February of 2004. This Voting Trust Agreement restricts the former Medex Healthcare, Inc., shareholders to electing one director.


                                     15


WARRANTS

     The Company currently has issued approximately 807,964 warrants ("Warrants") comprised of 408,982 A Warrants and 408,982 B Warrants. Each A Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $3.00 per share for a period through August of 2006. Each B Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $6.00 per share also for a period through August of 2006. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events such as a dividend on shares of common stock, subdivisions or combinations of the common stock or similar events. The Warrants do not contain provisions protecting against dilution resulting from the issuance or sale of additional shares of common stock for less than the exercise price of the Warrants or the current market price of the Company's securities.

     Holders of Warrants may exercise their Warrants for the purchase of shares of restricted common stock of the Company only if the purchase of such shares is exempt from federal registration requirements and qualified for sale, or deemed to be exempt from qualification, under applicable state securities law. Although the Company believes that exercise of Warrants will be exempt from federal registration requirements pursuant to Rule 506 of Regulation D, there is no assurance that valid state qualification/exemption will be available for such exercise, particularly if warrant holders reside in states where the Units were not initially offered and sold by the Company. In such event, warrant holders would have no opportunity to exercise the Warrants.

     Furthermore, the outstanding Warrants are redeemable or callable, in whole or in part, at the option of the Company, upon not fewer than 30 days notice, at a redemption price equal to $0.01 per Warrant at any time. Although the Company would not normally do so, in the event it calls for redemption of the Warrants at a time when exercise is not possible or is impractical, warrant holders would be compelled to accept the nominal redemption price of $0.01 per warrant. If exercise of the Warrants is qualified or exempt from qualification, and the Company should call for redemption, warrant holders would have a minimum of 30 days in which to decide whether to exercise their Warrants, after which they would have to accept the redemption price.

     Holders of Warrants will be entitled to notice in the event of (a) the granting by the Company to all holders of its common stock of rights to purchase any share of capital stock or any other rights or (b) any reclassification of the common stock, any consolidation of the Company with, or merger of the Company into any other entity or merger of any other entity into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding share of common stock), or any sale or transfer of all or substantially all of the assets of the Company.


                                     16



     Except as described above, the holders of the Warrants have no rights as stockholders of the Company, including the right to vote, until they exercise their Warrants.

DESCRIPTION OF STOCK OPTIONS.

     The Board of Directors of the Company have adopted the PHCO 2002 Stock Option Plan (the "Plan") allowing the Company to offer key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards which may be provided under the Stock Option Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.
To date the Company has issued approximately 85,000 options pursuant to the Plan. The total number of shares reserved and available for distribution under the Plan is 1,000,000 shares. These shares underlie the options issued by the Company pursuant to the Plan. The option holders will not be protected against dilution if the Company issues additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, the Company will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of the Company shares.

     Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the PHCO 2002 Stock Option Plan and is qualified by reference to the plan.

     1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

     2.   Once an option is granted, it may not be called by the Company.

     3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

     4. Unless exercised within the time provided for exercise, the options will automatically expire.

     5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

                                     17


     6. There is no minimum number of shares which must be purchased upon exercise of the option.

     7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

TRANSFER AGENT.

     The Company's transfer agent and registrar is Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, phone number 702-361-3033.


                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's shares are currently traded on the Pink Sheets under the symbol "PHCO". The Company plans to apply for a listing on the Over-the-Counter Bulletin Board ("OTCBB") upon the effective date of this registration statement. The Company currently has 10,908,982 shares outstanding held by approximately 1,077 shareholders. The following table shows the historical bid and ask price data for PHCO:

                                      BID PRICES          ASK PRICES
                                    HIGH      LOW       HIGH      LOW
2000
July 3 thru September 29                 .02       .005      .05       .03
October 2 thru October 11                .02       .02       .05       .05
Fourth Quarter ended Dec. 29             .75       .50      3         2
(After a 1 for 75 Reverse Split)

2001
First Quarter ended March 30            1.50       .75      2         1.25
Second Quarter ended June 29            2         1.50      2.25      1.075
Third Quarter ended Sept. 28            2         1.75      2.25      2.25
Fourth Quarter ended Dec. 31            1.75       .45      2.25      1

2002
First Quarter ended March 28             .45       .45       1.01     1.01
Second Quarter ended June 28             .45       .15       1.15     1.01

     The above quotations, as provided by the Pink Sheets, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

                                     18


     Approximately 902,964 of the Company's unissued common shares are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. Of the 10,908,982 outstanding shares of common stock approximately 9,908,527 are restricted common shares of the Company and approximately 109,089 shares are eligible for resale pursuant to Rule 144 every 90 days. The Company has no agreements to register shares on behalf of shareholders currently holding unregistered securities. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Utah law. Under Utah law, dividends may be paid to the extent that the corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.


ITEM 2.   LEGAL PROCEEDINGS.

     To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or its management. Further, the Company is not aware of any material pending or threatened litigation or governmental agency proceeding to which the Company or any of its directors, officers or affiliates are or would be a party.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On or about September 28, 2000, the Company issued 426,667 restricted common shares to Tom Kubota. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received $32,000 cash for the shares.

     On or about April 5, 2001, the Company issued 50,000 restricted common shares to Ronald L. Poulton in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.


                                     19



     On or about January 30, 2001, the Company issued 700,000 common shares to Mid-Mountain Investments, LLC. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933. The Company received $25,000 cash for the shares.

     On or about April 5, 2001, the Company issued 1,754,305 restricted common shares to Nanko Investments, Inc., in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 330,000 restricted common shares to Rudy LaRusso in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 5, 2001, the Company issued 6,500,000 restricted common shares to five persons in a share for share exchange pursuant to a reorganization agreement. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

     On or about April 30, 2001, the Company issued 63,000 restricted common shares, A Warrants to purchase an additional 63,000 restricted common shares and B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering. The shares were not publicly offered. The shares and warrants were issued pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. The Company received approximately $63,000 cash for the shares.

     In August of 2002, the Company issued approximately 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted common shares and B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company converted outstanding debt in the amount of $345,982 in exchange for the shares and warrants.

     In August of 2002, the Company granted options to purchase approximately 85,000 restricted common shares of the Company to four employees. 50% of the options vested upon grant, 25% will vest on the first annual anniversary of the grant date and the remaining 25% will vest on the second annual anniversary of the grant date. The exercise price of the options is $0.05 and they expire five years from the grant date.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

                                     20



     The Company's Articles of Incorporation and Bylaws limit liability of and indemnify its Officers and Directors to the full extent permitted by the Utah Revised Business Corporation Act ("Utah Act").

     Under the Utah Act, a Utah corporation has the authority to indemnify officers and directors:

     (1) Except as provided in Subsection (4), a corporation may indemnify an individual made party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

               (a)  his conduct was in good faith; and
               (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and
               (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4) A corporation may not indemnify a director under this section:

               (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
               (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

     In accordance with the Utah Act indemnification may also be provided as follows:

     (1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, in each case to the extent as a director.

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.



                                     21




                                  PART F/S
                       Index to Financial Statements



Independent Auditors Opinion . . . . . . . . . . . . . . . . . . . . . . 23

Balance Sheet at June 30, 2002, December 31, 2001 and 2000 . . . . . . . 24

Statement of Operations for the Period January 31, 2002
to June 30, 2002 and the Years Ended December 31, 2001
and 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

Statement of Stockholders' Equity from October 31, 1999
to June 30, 2002 . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

Statement of Cash Flows for the Period January 1, 2002
to June 30, 2002 and the Years Ended December 31, 2001
and 2000 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 28

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . 29









                                     22

/Letterhead/



                        Independent Auditor's Report
                       ------------------------------

To the Board of Directors
Pacific Health Care Organization, Inc.

We have audited the accompanying balance sheet of Pacific Health Care Organization, Inc., as of June 30, 2002, December 31, 2001 and the period November 1, 2000 through December 31, 2000, and the related statements of income, retained earnings, and cash flows for the periods and year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Pacific Health Care Organization, Inc., as of October 31, 2000, were audited by other auditors whose report dated December 8, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards, in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Pacific Health Care Organization, Inc., as of June 30, 2002, December 31, 2001 and the period November 1, 2000 to December 31, 2000, and the results of its operations and its cash flows for the periods and year then ended, in conformity with generally accepted accounting principles, in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has an accumulated deficit and a negative net worth at June 30, 2002. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/ Bierwolf, Nilson & Associates

Bierwolf, Nilson & Associates
August 29, 2002


                                     23

                   Pacific Health Care Organization, Inc.
                               Balance Sheet

                                              June    December    December
                                           30, 2002   31, 2001    31, 2000
                                          ---------- ----------  ----------

                                   Assets

Current Assets
--------------

 Cash                                     $ 166,902  $ 164,136   $    -
 Accounts Receivable                         21,822       -           -
 Prepaid Expenses                             3,087      6,174        -
                                          ---------- ----------  ----------
   Total Current Assets                     191,811    170,310        -

Property & Equipment
--------------------

 Computer Equipment                          37,075     17,200        -
 Furniture & Fixtures                         7,082      4,560        -
                                          ---------- ----------  ----------
   Total Property & Equipment                44,157     21,760        -

   Less: Accumulated Depreciation            (6,499)    (2,209)       -
                                          ---------- ----------  ----------
   Net Property & Equipment                  37,658     19,551        -
                                          ---------- ----------  ----------
   Total Assets                           $ 229,469  $ 189,861   $    -
                                          ========== ==========  ==========


                                 Continued
                                     24




                   Pacific Health Care Organization, Inc.
                               Balance Sheet

                                              June    December    December
                                           30, 2002   31, 2001    31, 2000
                                          ---------- ----------  ----------

                     Liabilities & Stockholders' Equity

Current Liabilities
-------------------

 Accounts Payable                         $  10,474  $    -      $    -
 Note Payable - Shareholder (Note 6)        345,982    345,982        -
                                          ---------- ----------  ----------
   Total Current Liabilities                356,456    345,982        -

Stockholders' Equity
--------------------

 Common Stock; 50,000,000 Shares
  Authorized at $0.001 Par Value;
  10,063,000 and 1,365,695 Shares
  Issued and Outstanding Respectively        10,063     10,063       1,366
 Additional Paid In Capital                 644,036    659,936     589,457
 Additional Paid In Capital - Warrants       15,900       -           -
 Accumulated (Deficit)                     (796,986)  (826,120)   (590,823)
                                          ---------- ----------  ----------
   Total Stockholders' Equity              (126,987)  (156,121)       -
                                          ---------- ----------  ----------
   Total Liabilities &
   Stockholders' Equity                   $ 229,469  $ 189,861   $    -
                                          ========== ==========  ==========


 The accompanying notes are an integral part of these financial statements
                                     25



                   Pacific Health Care Organization, Inc
                          Statement of Operations
            For the Period January 31, 2002 to June 30, 2002 and
                 the Years Ended December 31, 2001 and 2000

                                              June    December    December
                                           30, 2002   31, 2001    31, 2000
                                          ---------- ----------  ----------
Revenues                                  $ 222,026  $    -      $   3,545
--------                                  ---------- ----------  ----------
Cost of Goods Sold                             -          -          3,160
------------------                        ---------- ----------  ----------
  Gross Profit                              222,026       -            385

Expenses
--------

 General & Administrative                    56,858     36,196     109,173
 Depreciation                                 4,290      2,209        -
 Salaries & Wages                            21,032     12,928        -
 Consulting Fees                            121,011    134,991        -
 Legal Fees                                     309     40,729        -
                                          ---------- ----------  ----------
   Total Expenses                           203,500    227,053     109,173

Other Income (Expenses)
-----------------------

 Interest Income                             10,608      5,798          13
 Loss on Abandonment of Equipment              -       (14,042)       -
                                          ---------- ----------  ----------
   Total Other Income (Expenses)             10,608     (8,244)         13
                                          ---------- ----------  ----------
   Income (Loss) Before Taxes                29,134   (235,297)   (108,775)

   Tax Expense                                 -          -           -
                                          ---------- ----------  ----------
   Net Income (Loss)                      $  29,134  $(235,297)  $(108,775)
                                          ========== ==========  ==========

   Income (Loss) Per Share                $    0.00  $   (0.03)  $   (0.16)

   Weighted Average Shares Outstanding   10,063,000  7,827,634     665,695



 The accompanying notes are an integral part of these financial statements.
                                     26


                   Pacific Health Care Organization, Inc.
                     Statement of Stockholders' Equity
                   From October 31, 1999 to June 30, 2002

                                       Common Stock        Paid In   Accumulated
                                   Shares       Amount     Capital      Deficit
                               -------------------------------------------------

Balance,
October 31, 1999                  238,311  $       238  $  383,585  $  (482,048)

Shares Issued for Cash at
$0.43 Per Share                   427,384          428     181,572         -

Net Loss for Period Ended
December 31, 2000                    -            -           -        (108,775)
                               -------------------------------------------------
Balance, December 31, 2000        665,695          666     565,157     (590,823)

Shares Issued for Cash at
$.04 Per Share                    700,000          700      24,300         -

Shares Issued for Services
at $0.001 Per Share             2,134,305        2,134        -            -

Shares Issued for Cash at
$.70 Per Share                     63,000           63      44,037         -

Stock Warrants, A & B at
$0.10 & $0.20 Respectively           -            -         18,900         -

Shares Issued for Medex
Stock at $0.002 Per Share       6,500,000        6,500       7,542         -

Net Loss for Year Ended
December 31, 2001                                                      (235,297)
                               -------------------------------------------------

Balance, December 31, 2001     10,063,000       10,063     659,936     (826,120)

Net Profit for Period Ended
June 30, 2002                                                            29,134
                               -------------------------------------------------
Balance, June 30, 2002         10,063,000  $    10,063  $  659,936  $  (796,986)
                               =================================================


 The accompanying notes are an integral part of these financial statements.
                                     27




                      Pacific Health Care Organization
                          Statement of Cash Flows
              For the Period January 1, 2002 to June 30, 2002
               and the Years Ended December 31, 2001 and 2000

                                                   June    December    December
                                                30, 2002   31, 2001    31, 2000
                                               ---------- ----------  ----------
Cash Flows from Operating Activities
------------------------------------
 Net Income (Loss)                             $  29,134  $(235,297)  $(108,775)
 Adjustments to Reconcile Net Income to
  Net Cash:
  Amortization                                      -          -          3,038
  Depreciation                                     4,290      2,209        -
  Shares Issued for Services                        -         2,134        -
 Changes in Operating Assets & Liabilities:
  Loss on Abandonment                               -        14,042        -
  (Increase) Decrease in Inventory                  -          -          4,740
  (Increase) Decrease  in Prepaid                  3,086     (6,174)       -
  (Increase) Decrease in Accounts Receivable     (21,822)      -           -
  Increase (Decrease) in Account Payable
   Related Party                                    -          -       (105,872)
  Increase (Decrease) in Accounts Payable         10,474       -         (4,853)
                                               ---------- ----------  ----------
   Net Cash Provided by Operating Activities      25,162   (223,086)   (211,722)

Cash Flows from Investing Activities
------------------------------------
  Purchase of Furniture & Fixtures               (22,396)   (21,760)       -
                                               ---------- ----------  ----------
   Net Cash Used by Investing Activities         (22,396)   (21,760)       -

Cash Flows from Financing Activities
------------------------------------
 Proceeds from Sale of Warrants                     -        15,900        -
 Proceeds from Issuance of Stock                    -        47,100     207,000
 Proceeds from Notes Payable                        -       345,982        -
                                               ---------- ----------  ----------
   Net Cash Provided by Financing Activities        -       408,982     207,000
                                               ---------- ----------  ----------
   Increase (Decrease) in Cash                     2,766    164,136      (4,722)

   Cash at Beginning of Period                   164,136       -          4,722
                                               ---------- ----------  ----------
   Cash at End of Period                       $ 166,902   $164,136   $    -
                                               ========== ==========  ==========
Supplemental Cash Flow Information
----------------------------------
 Interest                                      $    -     $    -      $    -
 Taxes                                              -          -           -


 The accompanying notes are an integral part of these financial statements.
                                     28




                   Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 1 - Corporate History
--------------------------

Pacific Health Care Organization, Inc was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. On September 25, 2000, the Company changed its name to Pacific Health Care Organization, Inc. On February 26, 2001, the Company acquired Medex Healthcare, Inc., ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company, and subsequently elected to change their fiscal year end to December 31.

NOTE 2 - Significant Accounting Policies
----------------------------------------

A.   The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the Services are provided to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets for the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.
F.   Estimates:   The preparation of the financial statements in conformity
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



                                 Continued
                                     29


                   Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 3 - Fixed Assets
---------------------
The Company capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight line method of depreciation. Scheduled below are the assets, costs and accumulated depreciation at June 30, 2002 and December 31, 2001.

                                              Accumulated         Depreciation
                     Cost        Cost         Depreciation           Expense
                     June      December     June     December     June      December
Assets             30, 2002    31, 2001   30, 2002   31, 2001   30, 2002    31, 2001
-------------------------------------------------------------------------------------
Computer
  Equipment       $  37,075   $  17,200  $   5,674  $   1,720  $   3,954   $   1,720
Furniture
  & Fixtures          7,082       4,560        825        489        336         489
                   ------------------------------------------------------------------
     Totals       $  44,157   $  21,760  $   6,499  $   2,209  $   4,290   $   2,209
                   ==================================================================

NOTE 4 - Income Taxes
---------------------
The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                                Year of Loss    Amount      Expiration Date
                               --------------------------------------------
                                       2000  $   108,775          2020
                                       2001      235,297          2021

                                                        2001        2000
                                                     ----------  ----------
  Current Tax Asset Value of Net Operating
   Loss Carryforwards at Current Prevailing
   Federal Tax Rate                                  $ 116,984   $  36,984
  Evaluation Allowance                                (116,984)    (36,984)
                                                     ----------  ----------
     Net Tax Asset                                   $    -      $    -
                                                     ==========  ==========
     Current Income Tax Expense                      $    -      $    -
     Deferred Income Tax Benefit                          -           -

                                 Continued
                                     30


                   Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 5 - Going Concern
----------------------
The Company has had recurring operating losses since inception and is dependent upon financing to continue operations. These factors indicate that the Company may be unable to continue in existence. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue its existence. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is the intent of the Company to find additional capital funding and/or a profitable business venture to acquire or merge.

NOTE 6 - Notes Payable
----------------------
The Company has the following notes payable obligations:

                                                        2002        2001
                                                     ----------  ----------
Convertible Note Payable to an unrelated individual,
 non interest bearing, unsecured, due on demand.     $ 345,982   $ 345,982
                                                     ----------  ----------
     Total                                             345,982     345,982
     Less Current Maturities                              -           -
                                                     ----------  ----------
     Total Notes Payables                            $ 345,982   $ 345,982
                                                     ==========  ==========

Following are maturities of long-term debt for each of the next five years;

     2002           $ 345,982
     2003                -
     2004                -
     2005                -
                    ----------
       Total        $ 345,982
                    ==========

NOTE 7 - Operating Leases
-------------------------

On March 1, 2001, the Company entered into a lease agreement to lease office space at 5150 East Pacific Coast Highway, Long Beach, California 90804. The Company pays $1,962, $2,020 and $2,077 per month for a 1,154 square foot facility, for the periods ending February 28, 2002, 2003 and 2004, respectively. The lease expires on February 29, 2004 and has a renewal option for an additional year. A lease deposit of $6,174 was
required prior to signing.   The space the Company is leasing is
sufficiently large enough to accommodate all of its administrative needs.



                                 Continued
                                     31


                   Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 7 - Operating Leases (continued)
-------------------------

     Total Lease Commitments;                         Year      Amount
                                                ----------  ----------
                                                      2002  $  24,119
                                                      2003     24,926
                                                      2004      4,154
                                                      2005       -
                                                      2006       -
                                                            ----------
                                                Total       $  53,199
                                                            ==========

Rent expense for the period ended June 30, 2002 and December 31, 2001 was $12,002 and $19,747, respectively.

NOTE 8 - Stockholders' Equity
-----------------------------
During the year ended December 31, 2000, the Company issued 1,127,384 shares of stock for cash. Accordingly $205,872 was charged to additional paid-in capital, representing the excess of cash over the par value of the stock.

During 2001, the Company issued 63,000 restricted common shares, A Warrants to purchase an additional 63,000 restricted common shares and B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering. Accordingly $44,037 has been charged to additional paid-in capital, representing the excess of cash received over the par value of the stock. In addition $18,900 has been charged to additional paid-in capital, representing the amount paid for the A and B Warrants.

During 2001, the Company issued 2,134,305 shares of common stock in exchange for consulting services rendered. The cost of the services has been charged to operations, and capital stock has been increased by $2,134.

NOTE 9 - Subsequent Events
--------------------------
In August of 2002, the Company issued approximately 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted common shares and B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933. The Company settled outstanding debt in the amount of $345,982 cash for the shares and warrants.

In August of 2002, the Company granted options to purchase approximately 85,000 restricted common shares of the Company to four employees; (50%) of the options vested upon grant, 25% will vest on the first annual anniversary of the grant date and the remaining 25% will vest on the second annual anniversary of the grant date. The exercise price of the options is $0.05 and they expire five years from the grant date.


                                     32

                                 PART III


Item 1. Index and Description of Exhibits


Exhibit
Number      Title of Document                               Location
------      -----------------                               --------
3.1         Articles of Incorporation                       Attached
            and amendments thereto

3.2         Bylaws                                          Attached

4.1         PHCO 2002 Stock                                 Attached
            Option Plan



21.1        Subsidiaries of Registrant                      Attached
            Medex Healthcare, Inc.
            Workers' Compensation ....

















                                     33


                                 SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                              PACIFIC HEALTH CARE ORGANIZATION, INC.


Date: September 19, 2002      /S/ Tom Kubota
                              -------------------------------------------
                              Tom Kubota
                              President



Date: September 19, 2002      /S/ Rudy LaRusso
                              -------------------------------------------
                              Rudy LaRusso
                              Secretary












                                     34